Question 77 H.  Changes in control of Registrant


Series 11 - Natural Resources Portfolio

During the period ended June 30, 2016, the SunAmerica
Series Trust SunAmerica Dynamic Allocation Portfolio, (the
Acquiring Portfolio), sold shares of the Anchor Series
Trust Natural Resources Portfolio, a series of the registrant (the Acquired Portfolio), through a series of transactions. As of December 31, 2015, the Acquiring Portfolio owned approximately 29.3% of the Acquired Portfolio. As of June 30, 2016, the Acquiring Portfolio owned 0.0% of the
Acquired Portfolio.